UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

West Fraser Timber Co. Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

952845105

(CUSIP Number)

Lambros Hajigeorghi

Banasino Investments Limited

Grayoak House

9 Tagmatarchou Pouliou

1101 Ayios Andreas Nicosia, Cyprus

+357 22273860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 952845105	Page 1 of 8

1	NAME OF REPORTING PERSONS Banasino Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 8,200,394 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 8,200,394 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,200,394 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount consists of common shares of West Fraser Timber Co. Ltd., a British Columbia corporation (the “Issuer”), directly held by Banasino Investments Limited and ECCM Bank PLC. ECCM Bank PLC is a subsidiary of Banasino Investments Limited. Banasino Investments Limited directly holds a 98.25% interest in ECCM Bank PLC, and the remaining 1.75% interest is held by a wholly-owned subsidiary of Banasino Investments Limited. Any action by ECCM Bank PLC with respect to the Issuer or the Issuer’s securities held by ECCM Bank PLC, including voting and dispositive decisions, are made by a majority of the directors of ECCM Bank PLC, each of whom is appointed and may be removed by Banasino Investments Limited. Any action by Banasino Investments Limited with respect to the Issuer or the Issuer’s securities directly held by Banasino Investments Limited, including voting and dispositive decisions, are made by a majority of its directors, each of whom is appointed and may be removed by Luda Stiftung, the parent organization of Banasino Investments Limited.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 87,473,547 as of June 6, 2022 as disclosed in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2022.

CUSIP No. 952845105	Page 2 of 8

1	NAME OF REPORTING PERSONS Luda Stiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 8,200,394 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 8,200,394 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,200,394 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount consists of common shares of the Issuer directly held by Banasino Investments Limited and ECCM Bank PLC, for which Luda Stiftung may be deemed to be a beneficial owner. Banasino Investments Limited and ECCM Bank PLC are wholly-owned direct and indirect subsidiaries, respectively, of Luda Stiftung. Luda Stiftung is governed by three board members. Luda Stiftung has the power to appoint and remove directors of Banasino Investments Limited. Any such appointment or removal decision is made by a majority of the board members of Luda Stiftung.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 87,473,547 as of June 6, 2022 as disclosed in the Issuer’s Form 6-K filed with the SEC on June 7, 2022.

CUSIP No. 952845105	Page 3 of 8

1	NAME OF REPORTING PERSONS ECCM Bank PLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malta
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 315,975 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 315,975 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,975 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) (See Instructions) BK

(1)	This amount consists of common shares of the Issuer directly held by ECCM Bank PLC. Any action by ECCM Bank PLC with respect to the Issuer or the Issuer’s securities held by ECCM Bank PLC, including voting and dispositive decisions, are made by a majority of the directors of ECCM Bank PLC, each of whom is appointed and may be removed by Banasino Investments Limited, the parent company of ECCM Bank PLC.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 87,473,547 as of June 6, 2022 as disclosed in the Issuer’s Form 6-K filed with the SEC on June 7, 2022.

CUSIP No. 952845105	Page 4 of 8

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the original Schedule 13D filed with the SEC by the Reporting Persons on February 3, 2022, and the Amendment No. 1 to Schedule 13D filed with the SEC on February 28, 2022 (as so amended, the “Schedule 13D”) relating to shares of common stock, no par value (the “Common Shares”), of the Issuer.

The information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 5 of this Amendment No. 2 is hereby incorporated by reference herein.

From April 9, 2021 to June 17, 2022, the Reporting Persons purchased an aggregate of 8,200,394 Common Shares in the open market for approximately CAD $904,776,063.

ECCM Bank PLC purchased 315,975 Common Shares between April 9, 2021 and September 15, 2021, for approximately CAD $29,200,712. The source of these funds was the working capital of ECCM Bank PLC.

Banasino Investments Limited purchased 7,884,419 Common Shares between September 15, 2021, and June 17, 2022, for approximately CAD $875,575,351. The sources of these funds were working capital of Banasino Investments Limited and the following three financing and debt arrangements, each made for the sole purpose of purchasing equity in the Issuer:

(i)	€41,000,000 borrowed by Banasino Investments Limited under an unsecured €45,000,000 revolving credit facility with Kronoeast Finance Ltd, a Cyprus finance company, bearing an interest rate of 1.3% plus 6M EURIBOR per annum (subject to a 0% floor on 6M EURIBOR) and maturing on September 30, 2023;

(ii)	€45,000,000 deposited with Banasino Investments Limited by Kronospan Holdings East Ltd, a Cyprus holding company holding investments in the wood-panel manufacturing industry mainly operating in Russia and Belarus (“Kronospan East”); deposits bear interest at a rate of 0.25% per annum, may be made at Kronospan East’s discretion and may be withdrawn upon 10 days’ prior notice; and

(iii)	€389,000,000 deposited with Banasino Investments Limited by Kronospan Holdings PLC, a Cyprus holding company holding investments in the wood-panel manufacturing industry mainly operating in Austria, Czech Republic, Poland, Ukraine and Slovakia (“Kronospan Holdings”); deposits bear interest at a rate of 0.25% per annum, may be made at Kronospan Holdings’ discretion and may be withdrawn upon 10 days’ prior notice.

CUSIP No. 952845105	Page 5 of 8

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 3 and the cover pages of this of this Amendment No. 2 and Items 2, 4 and 6 of the Schedule 13D are hereby incorporated by reference into this Item 5.

(a)-(b)     The aggregate number and percentage of Common Shares held by the Reporting Persons to which this Schedule 13D relates is 8,200,394 Common Shares, constituting approximately 9.4% of the currently outstanding Common Shares. The percentage of Common Shares is based on an aggregate number of outstanding common shares of 87,473,547 as of June 6, 2022 as disclosed in the Issuer’s Form 6-K filed with the SEC on June 7, 2022.

(i)	Banasino Investments Limited

(a)           As of June 17, 2022, Banasino Investments Limited may be deemed the beneficial owner of 8,200,394* Common Shares, constituting a percentage of approximately 9.4% of the outstanding Common Shares.

(b)           Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 8,200,394* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 8,200,394* Common Shares

* Includes 315,975 Common Shares directly held by ECCM Bank PLC.

(ii)	Luda Stiftung

(a)           As of June 17, 2022, Luda Stiftung may be deemed the beneficial owner of 8,200,394* Common Shares, constituting a percentage of approximately 9.4% of the outstanding Common Shares.

(b)           Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 8,200,394* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 8,200,394* Common Shares

* Includes 7,884,419 Common Shares directly held by Banasino Investments Limited and 315,975 Common Shares directly held by ECCM Bank PLC.

(iii)	ECCM Bank PLC

(a)           As of June 17, 2022, ECCM Bank PLC may be deemed the beneficial owner of 315,975 Common Shares, constituting a percentage of approximately 0.4% of the outstanding Common Shares.

(b)           Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 315,975 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 315,975 Common Shares

CUSIP No. 952845105	Page 6 of 8

(c)           Schedule B, which is incorporated by reference into this Item 5(c), describes all of the transactions in Common Shares or derivatives relating to Common Shares that were effected in the past 60 days by the Reporting Persons. Except as set forth in Schedule B attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.

(d)           Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Reporting Persons as described in this Item 5.

(e)           Not applicable.

CUSIP No. 952845105	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2022

BANASINO INVESTMENTS LIMITED

By:	/s/ Michael Ioannou
Name:	Michael Ioannou
Title:	Director

By:	/s/ Lambros George Hajigeorghi
Name:	Lambros George Hajigeorghi
Title:	Director

LUDA STIFTUNG

By:	/s/ Michael Kranz
Name:	Michael Kranz
Title:	Attorney-in-Fact

ECCM BANK PLC

By:	/s/ Jessica Fenech
Name:	Jessica Fenech
Title:	Attorney-in-Fact

By:	/s/ Anthony C. Schembri
Name:	Anthony C. Schembri
Title:	Attorney-in-Fact

CUSIP No. 952845105	Page 8 of 8

SCHEDULE B

Transactions in West Fraser Co. Ltd. Stock Within the Past 60 Days

Name	Trade Date	Buy/Sell/ Exercise	No. of Shares / Quantity	Unit Cost (CAD)	Strike Price	Trade Amount (CAD)	Security	Expiration Date
Banasino Investments Limited	06/16/2022	Buy common stock*	45,000	110	-	4,950,000	Common Shares	-
Banasino Investments Limited	06/17/2022	Buy common stock*	35,800	110	-	3,938,000	Common Shares	-

*Purchase pursuant to counterparty option exercise.